

August 15, 2018

Paul Vasington
Chief Financial Officer
Sensata Technologies Holding plc
529 Pleasant Street MS B-25
Attleboro, MA 02703

Re: Sensata Technologies Holding plc
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 1, 2018
File No. 001-34652

Dear Mr. Vasington:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery